Exhibit (d)(9)(d)
Amendment
Amendment, effective April 2, 2007 to that certain Portfolio Management Agreement (“2000 Agreement”) between Capital Guardian Trust Company (“Portfolio Manager”) and The Hirtle Callaghan Trust (“Trust”), a Delaware business trust, which agreement is dated July 26, 2000.
WHEREAS, the Trust has retained the Portfolio Manager to provide a continuous program of investment management for certain assets of The International Equity Portfolio of the Trust (“Account”) pursuant to the 2000 Agreement; and
WHEREAS, the Trust and Portfolio Manager have agreed to reduce the fee payable to Portfolio Manager under the 2000 Agreement;
NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, the parties agree that “Schedule A” of the 2000 Agreement is hereby deleted and replaced with the following:
Schedule A to CapGuardian Portfolio Management Agreement: Compensation
Performance Based Compensation. The parties acknowledge and agree that the Trust has retained the Portfolio Manager to provide a continuous program of investment management for a portion of the assets of The International Equity Portfolio of the Trust (“Cap Guardian Account”) pursuant to the Agreement and that the Trust desires to compensate the Portfolio Manager for its services based, in part, on the performance achieved by the Portfolio Manager for the Account, in accordance with the fee arrangement set forth below.
Quarterly Periods. For each quarter, Portfolio Manager will receive a quarterly fee of 8.75 basis points plus or minus 25% of the Performance Component multiplied by the average net assets of the Cap Guardian Account for the immediately preceding 12 month period, on a “rolling basis.” This means that, at each quarterly fee calculation, the Gross Total Return of the Cap Guardian Account, the Index Return and the average net assets of the Cap Guardian Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation. The Performance Component shall be calculated by (a) computing the difference between (i) the total return of the Cap Guardian Account without regard to expenses incurred in the operation of the Cap Guardian Account (“Gross Total Return”) and (ii) the return of the EAFE Index (“Index Return”) during the Initial Period plus 35 basis points; and (b) multiplying the resulting factor by 12.5%.

Amendment to July 26, 2000 Portfolio Management Agreement

Maximum Performance Adjusted Fee. Notwithstanding the formula set forth above, the maximum fee to which Portfolio Manager shall be entitled with respect to any 12 month period shall be .60% of the average net assets of the Cap Guardian Account (or 60 basis points). The maximum fee to which Portfolio Manager shall be entitled with respect to any quarter (other than the fourth quarter of the Initial Period) shall be .15% of the average net assets of the Cap Guardian Account (or 15 basis points). Due to the performance hurdle noted above, this maximum fee level would be attained only to the extent that the Cap Guardian Account outperforms the Index by a factor of at least 235 basis points.
Minimum Contractual Fee. The minimum fee payable to Portfolio Manager for any twelve month period shall be .10% of the average net assets of the CapGuardian Account or 10 basis points. This minimum fee would obtain, however, only in the event that the Cap Guardian Account underperforms the EAFE Index by a factor of at least 165 basis points.
Suspension of Performance Based Compensation. The parties acknowledge and agreement that the performance adjustments contemplated above will be suspended after such date, if any, on which Portfolio Manager (or the separately identified division of Portfolio Manager’s that provides the services contemplated under this Agreement) is required to be registered under the Investment Advisers Act of 1940 and is subject to Section 205 thereof, unless and until Portfolio Manager (or such division) obtains an order (“Exemptive order”) or other relief appropriate relief from the Securities and Exchange Commission permitting Portfolio Manager to receive performance fee adjustments calculated in the manner contemplated by this fulcrum fee arrangement. In the event that performance adjustments are suspended, Portfolio Manager will receive an annual fee, calculated daily and payable quarterly, of .35% of the assets in the Account, until such time as the Exemptive Order or other relief is obtained.
Expenses; Effectiveness. Portfolio Manager shall pay all expenses incurred by it in the performance of its duties under the Agreement and shall not be required to pay any other expenses of the Trust, including but not limited to brokerage and transactions costs incurred by the Trust. In the event of termination of this Agreement, all compensation due to the Portfolio Manager through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within fifteen business days of the date of termination.

Amendment to July 26, 2000 Portfolio Management Agreement

IN WTNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers thereunto duly authorized as of the day and year first written above.

Capital Guardian Trust Company	The Hirtle Callaghan Trust

By: /s/ Charles A. King	By: /s/ Robert Zion
Name: Charles A. King	Name: Robert J. Zion
Title: Senior Vice President	Title: VP & Treasurer